UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

FUSE SCIENCE, INC.
(Exact name of registrant as specified in its charter)

000-22991
(Commission File Number)

Nevada	87-0460247
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5510 Merrick Rd.
Massapequa, NY 11758
(Address of principal executive offices)

(516) 659-7558
(Registrant's telephone number)

Copies to:
Harvey J. Kesner Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

October 14, 2014

       This Information Statement is being furnished on or about  October 15, 2014 to all of the stockholders of record at the close of business on October 14, 2014 of the common stock, par value $0.001 per share, of Fuse Science, Inc.

       This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

On October 1, 2014, Fuse Science, Inc., a Nevada corporation (“we” or the “Company”) entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Spiral Energy Tech, Inc., a Nevada corporation (“Spiral”), and Spiral Acquisition Sub, Inc., the Company’s newly formed, wholly-owned Nevada subsidiary (“Acquisition Sub”). Upon closing of the transactions contemplated under the Merger Agreement (the “Merger”), which occurred concurrently with entering into the Merger Agreement, Acquisition Sub merged with and into Spiral, and Spiral, as the surviving entity, became a majority-owned subsidiary of the Company.  Spiral is a development stage company that plans to sell the patented XTRAX® remote monitoring system for measuring the production of solar and other renewable energy systems and for transmission of the data via the cellular network and potentially via microwave transmission network or satellite (the XTRAX® unit does not currently have the capacity for transmission via microwave and satellite).

Pursuant to the terms and conditions of the Merger:

●
At the closing of the Merger, the 51% of the outstanding shares of Spiral (the “Spiral Shares”) will be canceled and exchanged for an aggregate of One Hundred and Fifty Million (150,000,000) newly issued shares of common stock, par value $ 0.001 per share, of the Company, (the “Parent Common Stock”) or, at the election of any holder of the Spiral Shares who, as a result of receiving shares of Parent Common Stock in connection with the Merger would hold in excess of 5% of the issued and outstanding shares of Parent CommonStock, shares of Series C Convertible Preferred Stock, par value $0.001 per share (the “Parent Preferred Stock” and collectively with the Parent Common Stock, the “Parent Stock”).

●
Upon the closing of the Merger, (i) Brian Tuffin resigned as the Company’s Chief Executive Officer, interim Chief Financial Officer, Chairman and all other officer positions he holds with the Company, (ii) Jeanne Hebert resigned as Secretary, and all other officer positions she holds with the Company, and (iii) simultaneously with the effectiveness of the Merger, Ezra Green was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer.

●
Effective upon the Company’s meeting its information obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Brian Tuffin, Richard S. Hutchings, and Reginald Hollinger will resign as directors of the Company (together the “Outgoing Directors”) and Ezra Green, and Gelvin Stevensen will be appointed as directors of the Company (together the “Incoming Directors”).

In connection with the Merger, each of the Outgoing Directors executed a lockup agreement (the “Lockup Agreement”) pursuant to which they agreed to refrain from selling or transferring securities of the Company they own for a period of time beginning on the closing date of the Merger (“Closing Date”) and ending twelve (12) months after the Closing Date (the “Lockup Period”).   Beginning on the six (6) month anniversary of the execution of the Lockup Agreement and continuing until the expiration of the Lockup Period, the holder may sell, on any trading day, securities of the Company in an amount equal to up to 10% of the average daily volume of the Company’s common stock on the date of such proposed sale.

In connection with the Merger, each of the Incoming Directors executed a lockup agreement pursuant to which they agreed to refrain from selling or transferring securities of the Company they own for a period of time beginning on the Closing Date and ending twelve (12) months after the Closing Date (the “Lockup Period”).

In connection with the Merger, the Company and Brian Tuffin (“Tuffin”) executed a Severance Agreement (the “Severance Agreement”) pursuant to which Tuffin agreed to resign from all director and officer position held with the Company in exchange for a severance payment that includes (i) $15,000 cash payment upon resignation, (ii) $75,000 which shall be payable to Tuffin pursuant to the terms that certain escrow agreement entered into by and between Tuffin and the Company, and (iii) a restricted stock grant equal to 4,250,000 shares of the Company’s common stock pursuant to the Company’s 2014 Equity Incentive Plan.

On October 1, 2014, the Company entered into an employment agreement with Ezra Green (the “Green Employment Agreement”), whereby Mr. Green agreed to serve as the Company’s Chief Executive Officer for a period of two (2) years, subject to renewal, in consideration for an initial base annual salary of $150,000.  Additionally, under the terms of the Green Employment Agreement, Mr. Green shall be eligible to receive annual bonus if the Company meets certain criteria.  The Company paid Mr. Green a signing bonus of $50,000, paid in cash. Mr. Green shall be eligible to receive equity grants pursuant to the Company’s 2014 Equity Incentive Plan, at the discretion of the Company’s Compensation Committee.  Mr. Green shall be entitled to reimbursement of reasonable expenses incurred in connection with his employment.

              Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be elected as directors in connection with the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2014. The SEC maintains a website that contains reports and other information regarding public companies that file reports with the SEC. Copies of the Company's filings may be obtained free of charge from the SEC's website at http://www.sec.gov.

CHANGE IN CONTROL

Pursuant to the Merger, the Company issued an aggregate of 150,000,000 shares of Parent Stock  to the Spiral shareholders following the closing of the Merger, and the Merger transactions resulted in Spiral becoming a majority-owned subsidiary of the Company.

In connection with the Merger, effective on the closing of the Merger, Brian Tuffin resigned as the Chief Executive Officer and interim Chief Financial Officer of the Company and the following person was appointed as executive officer of the Company:

Name	Title
Ezra Green	Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer

In connection with the Merger, on or about 11 days after the filing of this Schedule 14f-1 with the SEC, Brian Tuffin, Richard S. Hutchings, and Reginald Hollinger will resign as directors of the Company, and Ezra Green and Gelvin Stevensen will be elected directors of the Company and Ezra Green will be elected the Chairman of the Board.

DIRECTORS AND EXECUTIVE OFFICERS

                  The following discussion sets forth information regarding our current executive officers and directors and those individuals who will be elected as directors following the resignation of Brian Tuffin, Richard S. Hutchings, and Reginald Hollinger as directors. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Fuse prior to the date the new directors take office.

                  Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Name	Age	Position
Ezra Green	52	Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer
Brian Tuffin	48	Director
Richard S. Hutchings, Ph.D.	57	Director
Reginald Hollinger	50	Director

Background Information

Brian Tuffin served as our director, President and Chief Operating Officer of the Company since April 14, 2011 until the closing of the Merger and as the Chief Executive Officer and Acting Chief Financial Officer of the Company from November 28, 2011 until the closing of the Merger.  Mr. Tuffin began his career at Procter & Gamble in 1988 and advanced through several sales and marketing positions as he elevated through the consumer product giant, then PepsiCo, Draft and SC Johnson over the next 20 years.  Mr. Tuffin spent two years working around the world helping build global capabilities for SC Johnson prior to serving as President of the Canadian company for SC Johnson from March 2000 to December 2004, where he led corporate performance for four of his five years.  In December 2004, Mr. Tuffin partnered with the Clairvest Group to acquire ObusForme for which he served as the Chief Executive Officer until 2008.  Since then, Mr. Tuffin has been an investor in and board member of various medical consumer products companies.

Mr. Tuffin has substantial industry and management experience, having served in senior management positions for the last 23 years.  He has experience in medical and consumer product fields and is uniquely qualified to bring strategic insight, experience and in-depth knowledge to the board.  Mr. Tuffin has a dual Bachelor of Science degree from The Ohio State University.

Ezra Green.  Mr. Green was appointed our Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer and has served in such role since the closing of the Merger Mr. Green has served as the Chief Executive Officer, Chief Financial Officer, Treasurer and a director of Spiral since April 25, 2013.  Mr. Green has served as the Chief Executive Officer, Chief Financial Officer and Treasurer and a director of Northern Wind Energy Corp. since October 15, 2013, the President, Chief Executive Officer and sole director of Carbon 612 Corporation since September 2008 and the Chief Executive Officer and Chairman of Clear Skies Solar, Inc. since December 20, 2007. Ezra Green has been involved with renewable energy companies for thirteen years and founded Clear Skies Group, Inc. (Clear Skies Solar, Inc.’s operating subsidiary) in 2003. Prior to launching Clear Skies Group, Inc., Mr. Green was a successful entrepreneur and founded TAL Design & Construction in 1990, a general contracting firm. Mr. Green has 25 years of experience in the construction business, including those in which he led TAL Design & Construction to top rankings for excellence and customer satisfaction as stated in The Franklin Report. TAL Design & Construction consulted on interior design and performed high-end commercial and residential construction in New York City and Long Island. Mr. Green began his career as a software engineer and programmer.  Mr. Green’s qualifications to be a director of the Company, in addition to his general business and management background (as described above), include his intimate involvement in the creation of the concept and later development of the XTRAX® unit as well as the business plan concept for its commercialization.

Richard S. Hutchings, Ph.D., who joined our board of directors on September  2, 2011, began his professional career in 1983 with Drackett Company, where he served as director of such products as Windex™, Endust™, Vanish™, and Renuzit™.  Under his leadership, Drackett secured patents for sodium chlorite-based odor elimination, oxidation chemistry, and the invention of the Vanish™ Drop-ins automatic toilet bowl cleaner.  When SC Johnson acquired Drackett in 1992, Dr. Hutchings remained with the company and advanced through a series of senior roles including service on the acquisition team for Dow Brands and subsequently as global head of research, development and engineering for the launch of both the Glade™ Liquid Electric Air Freshener and Oust™ Odor Eliminator, before becoming SC Johnson’s global Chief Technical Officer in October 2004.  Dr. Hutchings retired from SC Johnson in January 2008.

Dr. Hutchings holds a bachelor’s degree in chemistry and physics from Mercer University and a Ph.D. in physical chemistry from the University of Tennessee, Knoxville, where his thesis work focused on solution thermodynamics.  We believe that his scientific and technical experience brings a significant addition to our Board of Directors.

Richard Hollinger  became a director of the Company on August 19, 2013.  Mr. Hollinger has over 23 years of experience in the fields of mergers and acquisitions and corporate finance.  Since 2012, he has been an independent consultant in the field, after having serve d as a Managing Director at SunTrust Robinson Humphrey, Inc. from 2011 to 2012 and was a co-founder and Managing General Partner of Quetzal/J.P. Morgan Partners, L.P., a New York City based private equity fund from 2000 to 2010.  Mr. Hollinger holds a B.A. from Williams College and an M.B.A. from Harvard Business School..  Mr. Hollinger’s extensive experience with mergers and acquisitions and corporate finance makes him a valued addition to our board of directors.

Directors following the Resignation of Brian Tuffin, Richard S. Hutchings, and Reginald Hollinger as Directors:

                  Set forth below is certain information regarding the persons who will become directors of the Company following the resignations of Brian Tuffin, Richard S. Hutchings, and Reginald Hollinger as directors:

Name	Age
Ezra Green	52
Gelvin Stevensen	69

Ezra Green.  Please see biographical information provided above.

Gelvin Stevenson.  Dr. Stevenson joined the board of directors of Spiral on October 3, 2013.  Dr. Stevenson is an economist and has served as an Associate Professor of Environmental Economics at Pratt Institute since 2006.  He has served as a director of Northern Wind Energy Corp. since October 15, 2013 and as a director of Clear Skies Solar, Inc. from 2007 through March 2012. Dr. Stevenson is the Managing Director of Greentech Investors Forum, which showcases emerging greentech companies at monthly forums, and consults for the clean energy industry. Dr. Stevenson has been an Investment Consultant to the Oneida Tribe of Indians of Wisconsin for over 15 years, and served as Director of Investment Responsibility for the NYC Comptroller's Office in 1992, when it managed over $40 billion in pension funds. Dr. Stevenson was Associate Economic and Corporate Finance Editor at Business Week magazine from 1977 to 1984, and his writings have appeared in the Business and the Real Estate Sections of the New York Times, New York Magazine and elsewhere. Dr. Stevenson formerly held a Series 7 securities license and is currently a Public Arbitrator for the Financial Industry Regulatory Authority (formerly NASD). Dr. Stevenson holds a Bachelor of Arts from Carleton College and both a Master of Arts and a Ph.D. from Washington University in St. Louis.   Dr. Stevenson’s qualifications to be a director of the Company include his experience in the renewable energy industry and his knowledge of the Company’s products.

Board of Directors Committees

Our board of directors has established three standing committees, an audit committee, a compensation committee and a scientific advisor committee.  Prior to the Merger, the audit committee consisted of Reginald Hollinger and Dr. Richard S. Hutchings. Prior to the Merger, the scientific advisor committee consisted of Dr. Richard S. Hutchings. Prior to the Merger, the compensation committee was vacant as it’s prior member had resigned from their position on the Board. The Company has not appointed any individuals to the post-Merger committees at this time.

Audit Committee

The audit committee assists our board of directors in its oversight of the company’s accounting and financial reporting processes and the audits of the company’s financial statements, including (i) the quality and integrity of the company’s financial statements, (ii) the company’s compliance with legal and regulatory requirements, (iii) the independent auditors’ qualifications and independence and (iv) the performance of our company’s internal audit functions and independent auditors, as well as other matters which may come necessary or appropriate, among its several other responsibilities, shall:

●
be responsible for the appointment, compensation, retention, termination and oversight of the work of any independent auditor engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for our company;

●
discuss the annual audited financial statements and the quarterly unaudited financial statements with management and the independent auditor prior to their filing with the Securities and Exchange commission in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;

●
review with the company’s financial management on a period basis (a) issues regarding accounting principles and financial statement presentations, including any significant changes in our company’s selection or application of accounting principles, and (b) the effect of any regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of our company;

●	monitor our company’s policies for compliance with federal, state, local and foreign laws and regulations and our company’s policies on corporate conduct;

●	maintain open, continuing and direct communication between the board of directors, the audit committee and our independent auditors; and

●
monitor our compliance with legal and regulatory requirements and shall have the authority to initiate any special investigations of conflicts of interest, and compliance with federal, state and local laws and regulations, including the Foreign Corrupt Practices Act, as may be warranted.

Prior to the merger, Dr. Richard S. Hutchings was the chairman of our audit committee.

 Compensation Committee

The compensation committee aids our board of directors in meeting its responsibilities relating to the compensation of our company’s executive officers and to administer all incentive compensation plans and equity-based plans of the company, including the plans under which company securities may be acquired by directors, executive officers employees, endorsers and consultants. Further, the compensation committee, to the extent it deems necessary or appropriate, among its several other responsibilities, shall:

●
review periodically our company’s philosophy regarding executive compensation to (i) ensure the attraction and retention of corporate officer; (ii) ensure the motivation of corporate officers to achieve our company’s business objectives, and (iii) align the interests of key management with the long-term interests of our company’s shareholders;

●	review and approve corporate goals and objectives relating to Chief Executive Officer compensation and other executive officers of our company;

●
make recommendations to the board of directors regarding compensation for non-employee directors, and review periodically non-employee director compensation in relation to other comparable companies and in light of such factors as the compensation committee may deem appropriate; and

●	Review periodical reports from management regarding funding our Company’s pension, retirement, long-term disability and other management welfare and benefit plans.

Scientific Advisory Committee

The scientific advisory committee oversees the Company’s patents, trademarks and other intellectual property and recommends to management and the board of directors various measures to protect such intellectual property.

Communications with Directors

Shareholders may communicate with our Directors by directing the communication in care of Ezra Green, at the address set forth on the front page of this Information Statement.

Director Independence

        Prior to the Merger, our board of directors had determined that each of our non-employed directors is “independent” within the meaning of the applicable rules and regulations of the SEC and the listing standards of the Nasdaq Stock Market.  Upon closing of the Merger and the Company meeting its informational requirements under the Exchange Act,  Gelvin Stevensen will be considered “independent” directors as defined under the Nasdaq Marketplace Rules.

Involvement in Certain Legal Proceedings

To our knowledge, our directors and executive officers have not been involved in any of the following events during the past ten years:

1.
any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.
being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.
being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.
being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Executive Compensation

        The following table shows the compensation of the Company’s Chief Executive Officer and each executive officer whose total cash compensation exceeded $100,000 for the three fiscal years ended September 30, 2013, 2012, 2011.

				Stock
Name and Principal Position	Year	Salary	Bonus	Awards	Total

Brian Tuffin	2013	$200,700	$-	$160,000	$360,700
CEO and Acting CFO (1)	2012	$229,800	$-	$-	$229,800
	2011	$105,760	$-	$-	$105,760

Rubin Hanan	2013	$168,400	$-	$-	$168,400
President and COO (2)	2012	$229,700	$-	$-	$229,700
	2011	$105,760	$-	$-	$105,760

Adam Adler	2013	$81,500	$-	$-	$81,500
Chief Business Development Officer (3)	2012	$206,000	$-	$-	$206,000
	2011	$105,760	$-	$-	$105,760

Aitan Zacharin	2013	$82,000	$-		$82,000
Chief Marketing Officer	2012	$291,300	$-	$-	$291,300
and Chief Information Officer (4)	2011	$118,140	$-	$-	$118,140

(1)	Mr. Tuffin was appointed CEO and Acting CFO of the Company on November 28, 2011.
(2)	Mr. Hanan was appointed President and COO on November 28, 2011 and stepped down from his positions with the Company on August 16, 2013.
(3)
On November 28, 2011, Mr. Adler resigned as CEO and Acting CFO.  He subsequently assumed the position of Chief Business Development Officer of the Company and stepped down from his positions with the company on August 16, 2013.  .

        Required columns for option awards, non-entity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings and all other compensation are omitted from the table above as the amounts are all zero.

Employment and Consulting Agreements

On April 14, 2011 the Company entered into an employment agreement with Brian Tuffin (the “Tuffin Employment Agreement”) pursuant to which Mr. Tuffin became the President and Chief Operating Officer of the Company.  The Tuffin Employment Agreement continues until terminated in accordance with its terms.  Mr. Tuffin receives a base salary of $18,000 per month, subject to the Company having sufficient funds, and a monthly car allowance of $1,000 (which was eliminated by the compensation committee in October 2012). Mr. Tuffin may also be entitled to receive a discretionary performance bonus based upon the sales and profitability of the Company payable in cash or equity, in the sole and absolute discretion of the board of directors.  Mr. Tuffin was appointed Chief Executive Officer and Acting Chief Financial Officer of the Company on November 28, 2011.

On April 14, 2011, the Company entered into an employment agreement with Adam Adler (the “Adler Employment Agreement”) pursuant to which Mr. Adler became the Chief Executive Officer of the Company.  The Adler Employment Agreement continued until terminated in accordance with its terms.  Mr. Adler received a base salary of $18,000 per month (which was reduced by the Compensation Committee to $8,333 per month in October 2012), subject to the Company having sufficient funds, and a monthly car allowance of $1,000 (which was eliminated by the compensation committee in October 2012). Mr. Adler was also entitled to receive a discretionary performance bonus based upon the sales and profitability of the Company payable in cash or equity, in the sole and absolute discretion of the board of directors. On November 28, 2011, Mr. Adler resigned as Chief Executive Officer and Acting Chief Financial Officer of the Company and subsequently assumed the position of Chief Business Development Officer of the Company.

On August 16, 2013, Mr. Adler resigned his positions with the Company.  Thereupon, Mr. Adler entered in a one (1) year consulting agreement with Fuse, pursuant to which he was to focus his efforts on select business development projects related to the continued growth and management of our athlete partnerships.  In consideration for his services, he was to receive stock grants under our Amended and Restated 2011 Incentive Stock Plan (the “IncentivePlan”) of (a) 1,000,000 shares of common stock vesting immediately and (b) 120,000 shares of common stock, vesting 10,000 shares per month over the term of the consulting agreement, subject to continued service thereunder.  The consulting agreements contain non-disclosure and non-competition covenants.  On November 25, 2013, the Company entered into a Release and Termination Agreement with Mr. Adler pursuant to which the consulting agreement was terminated. As consideration for the Release and Termination Agreement, Mr. Adler received 1,250,000 fully vested shares of the Company’s common stock under the Incentive Plan.

On November 28, 2011, the board of directors appointed Rubin Hanan, who served as a consultant to the Company since September  2011, to the offices of President and Chief Operating Officer.  We are presently party to a consulting services agreement with Executive Leadership Intelligence, Inc. (“ELI”), a consulting firm which Mr. Hanan founded (the “Consulting Agreement”) which had a term through September  2013, renewing for successive one-year terms unless earlier terminated as provided therein.  Pursuant to the Consulting Agreement, ELI received a monthly payment of $17,000 and reimbursement of out-of-pocket expenses. Mr. Hanan also received a signing bonus of 1,500,000 restricted shares of our common stock in September 2011.  The Consulting Agreement contained confidentiality and non-solicitation provisions for ELI and a non-circumvention provision for the Company.

On August 16, 2013, Mr. Hanan resigned his positions with the Company.  Thereupon, Mr. Hanan entered in a one (1) year consulting agreement with Fuse, pursuant to which he was to focus his efforts on select business development projects related to the continued growth and management of our athlete partnerships.  In consideration for his services, he was to receive stock grants under the Incentive Plan of (a) 1,000,000 shares of common stock vesting immediately and (b) 120,000 shares of common stock, vesting 10,000 shares per month over the term of the consulting agreement, subject to continued service thereunder.  The consulting agreements contained non-disclosure and non-competition covenants.  On November 19, 2013, the Company entered into a Release and Termination Agreement with Mr. Hanan pursuant to which the consulting agreement was terminated.  As consideration for the Release and Termination Agreement, Mr. Hanan received 1,250,000 fully vested shares of the company’s common stock under the Incentive Plan.

In connection with the Merger, the Company and Tuffin executed the Severance Agreement pursuant to which Tuffin agreed to resign from all director and officer position held with the Company in exchange for a severance payment that includes (i) $15,000 cash payment upon resignation, (ii) $75,000 which shall be payable to Tuffin pursuant to the terms that certain escrow agreement entered into by and between Tuffin and the Company, and (iii) a grant 4,250,000 shares of the Company’s restricted common stock pursuant to the Company’s 2014 Equity Incentive Plan.

On October 1, 2014, the Company entered into the Green Employment Agreement with Ezra Green, whereby Mr. Green agreed to serve as the Company’s Chief Executive Officer for a period of two (2) years, subject to renewal, in consideration for an initial base annual salary of $150,000.  Additionally, under the terms of the Green Employment Agreement, Mr. Green shall be eligible to receive annual bonus if the Company meets certain criteria.  The Company paid Mr. Green a signing bonus of $50,000, paid in cash. Mr. Green shall be eligible to receive equity grants pursuant to the Company’s 2014 Equity Incentive Plan, at the discretion of the Company’s Compensation Committee. Mr. Green shall be entitled to reimbursement of reasonable expenses incurred in connection with his employment.

Director Compensation

The following table summarizes all compensation paid to our directors for the fiscal year ended September 30, 2013.

DIRECTOR COMPENSATION
	Fees
	Earned			Non-Equity	Non-Qualified
	or			Incentive	Deferred	All
	Paid in	Stock	Option	Plan	Compensation	Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	(#)	(#)	($)	($)	($)	($)

Brian Tuffin	200,700	2,000,000	1,500,000	0	0	0	437,500

Rubin Hanan (1)	168,400	0	0	0	0	0	258,000

Adam Adler (2)	81,500	0	0	0	0	0	132,700

Jeanne Hebert (6)	121,300	1,000,000	1,000,000	0	0	0	252,500

Richard S. Hutchings, PhD.	0	0	800,000	0	0	0	38,400

David J. Berkoff, M.D. (5)	0	0	800,000	0	0	0	38,400

R. Douglas Armstrong, Ph.D. (3)	0	0	800,000	0	0	0	38,400

James T. Frederick, Ph.D. (4)	0	0	800,000	0	0	0	38,400

Neil Chin (5)	0	0	800,000	0	0	0	38,400

Ricardo Harris (5)	0	0	800,000	0	0	0	38,400

Reginald Hollinger	0	0	800,000	0	0	0	64,000

JoAnne Brandes (5)	0	0	0	0	0	0	0

(1)	Mr. Hanan resigned as an executive officer and director of the Company on August 16, 2013.
(2)	Mr. Adler resigned as an executive officer and director of the Company on August 16, 2013.
(3)	Dr. Armstrong resigned as a director of the Company on August 16, 2013.
(4)	Dr. Frederick passed away on December 3, 2013.
(5)	Resigned all position held with the Company as of June 23, 2014.
(6)	Resigned as the Company’s Senior Vice President of Marketing and Clinical Research on June 23, 2014 and as the Company’s Secretary upon closing of the Merger.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock, as of October 14, 2014, known by us, through transfer agent records, to be held by: each person who beneficially owns 5% or more of the shares of common stock then outstanding; each of our directors; (iii) each of our executive officers; and (iv) all of our directors and executive officers as a group.

The information in this table reflects “beneficial ownership” as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended. To our knowledge, and unless otherwise indicated, each shareholder has sole voting power and investment power over the shares listed as beneficially owned by such shareholder, subject to community property laws where applicable. Percentage ownership is based on 51,959,831 shares of common stock outstanding as of October 14, 2014. Unless otherwise indicated, the address of each holder is c/o the Company, 5510 Merrick Rd., Massapequa, NY 11758.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class (%)

Directors and Executive Officers:

Brian Tuffin	4,297,432 (1)(2)	8.26%

Ezra Green	10,003,377	19.25%

Richard S. Hutchings, Ph.D.	10,844 (1)	*

Reginald Hollinger	3,000 (1)	*

All directors and executive officers as a group (four persons)	14,314,644 (1)	27.53%

* Less than one percent.

(1) (2)
Represents or includes shares issuable upon the exercise of stock options.

Includes 4,250,000 shares of common stock which are being held in escrow for a period of one year pursuant to that certain Escrow Agreement entered into by and between the Company and certain individuals, dated October 1, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

FUSE SCIENCE, INC.

Dated: October 14, 2014	By:	/s/ Ezra Green
Ezra Green
Chief Executive Officer